SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

ATLANTA BRAVES HOLDINGS, INC.

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 047726104

Series B Common Stock: 047726203

(CUSIP Numbers)

John C. Malone
c/o Liberty Media Corporation

12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 18, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	047726104 (BATRA) 047726203 (BATRB)

1	Names of Reporting Persons John C. Malone
2	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (see instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power Series A Common Stock: 96,467 (1, 2, 3, 4) Series B Common Stock: 934,664 (1, 4)
	8	Shared Voting Power Series A Common Stock: 0 Series B Common Stock: 10,868 (5)
	9	Sole Dispositive Power Series A Common Stock: 96,467 (1, 2, 3, 4) Series B Common Stock: 934,664 (1, 4)
	10	Shared Dispositive Power Series A Common Stock: 0 Series B Common Stock: 10,868 (5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person Series A Common Stock: 96,467 (1, 2, 3, 4) Series B Common Stock: 945,532 (1, 4, 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) Series A Common Stock: Less than 1.0% (6) Series B Common Stock: 96.7% (6)
14	Type of Reporting Person (see instructions) IN

(1) Includes 10,177 shares of Atlanta Braves Holdings, Inc.’s (the “Issuer”) Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and 47,585 shares of the Issuer’s Series B common stock, par value $0.01 per share (the “Series B Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would have beneficial ownership of 1,041,999 shares of Series A Common Stock and Mr. Malone’s beneficial ownership of Series A Common Stock would be 9.3% of the outstanding shares of Series A Common Stock.

(3) Includes 25,000 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership.

(4) Includes 61,290 shares of Series A Common Stock and 887,079 shares of Series B Common Stock held in a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee. Mr. Malone has the right to revoke such trust at any time.

(5) Includes 10,868 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(6) Calculated based upon the 10,318,202 shares of Series A Common Stock and 977,795 shares of Series B Common Stock outstanding as of July 18, 2023, as provided by the Issuer to Mr. Malone. At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock. Each share of Series B Common Stock is entitled to 10 votes, whereas each share of Series A Common Stock is entitled to one vote. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 47.5% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. )*

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

ATLANTA BRAVES HOLDINGS, INC.

Item 1.	Security and Issuer.

John C. Malone (the “Reporting Person” or “Mr. Malone”) is filing this Statement on Schedule 13D (the “Statement”) with respect to the following series of common stock of Atlanta Braves Holdings, Inc., a Nevada corporation (the “Issuer”), beneficially owned by Mr. Malone:

(a)           Series A common stock, par value $0.01 per share (the “Series A Common Stock”); and

(b)           Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”).

The Issuer’s executive offices are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

Mr. Malone is filing this Statement to report his acquisition of beneficial ownership, on July 18, 2023, of shares of Series A Common Stock and Series B Common Stock in connection with the split-off transaction (the “Split-Off”) by Liberty Media Corporation (“Liberty Media”), pursuant to which the Issuer became a separate, publicly traded company.  The Split-Off was effected through a redemption and exchange, in which, among other things, (i) each holder of a share of Liberty Media’s Series A Liberty Braves common stock, par value $0.01 per share, received one share of the Issuer’s Series A Common Stock and (ii) each holder of Liberty Media’s Series B Liberty Braves common stock, par value $0.01 per share, received one share of the Issuer’s Series B Common Stock.

In the Split-Off, each holder of a share of Liberty Media’s Series C Liberty Braves common stock, par value $0.01 per share, received one share of the Issuer’s Series C common stock, par value $0.01 per share (the “Series C Common Stock”). Although Mr. Malone received shares of Series C Common Stock in the Split-Off, such shares are not reported in this Statement, as the Series C Common Stock does not have any voting powers except as required under Nevada law.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to the shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock.  At the option of the holder, each share of Series B Common Stock is convertible into one share of Series A Common Stock.  The shares of Series A Common Stock are not convertible.  The holders of Series A Common Stock and Series B Common Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer.  The holders of Series B Common Stock are entitled to 10 votes per share and the holders of Series A Common Stock are entitled to one vote per share.

Item 2.	Identity and Background.

The reporting person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3.	Source and Amount of Funds.

Mr. Malone acquired beneficial ownership of the shares of Common Stock reported on this Statement on July 18, 2023 in the Split-Off. For further information on the Split-Off, see the Registration Statement on Form S-4 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) and declared effective by the SEC on June 9, 2023.

Item 4.	Purpose of the Transaction

Mr. Malone holds and has acquired the shares of Common Stock described herein for investment purposes.

Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board of Directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Common Stock or (ii) to dispose of all or a portion of his holdings of shares of Common Stock, as the case may be. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) Mr. Malone beneficially owns (without giving effect to the conversion of Series B Common Stock into shares of Series A Common Stock) (i) 96,467 shares of Series A Common Stock, including (A) 10,177 shares held by a revocable trust (the “LM Revocable Trust”) with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 61,290 shares held by a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee and (C) 25,000 shares held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership, which represent less than 1.0% of the outstanding shares of Series A Common Stock, and (ii) 945,532 shares of Series B Common Stock, including (A) 47,585 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 887,079 shares held by the JM Revocable Trust and (C) 10,868 shares held by two trusts (the “Trusts”) over which Mr. Malone has a right of substitution which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children and as to which shares Mr. Malone disclaims beneficial ownership, which represent approximately 96.7% of the outstanding shares of Series B Common Stock.

The foregoing percentage interests are calculated based on the 10,318,202 shares of Series A Common Stock and 977,795 shares of Series B Common Stock outstanding as of July 18, 2023, as provided by the Issuer to Mr. Malone. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 47.5% of the voting power with respect to a general election of directors of the Issuer.

Mr. Malone and, to his knowledge, the LM Revocable Trust, the JM Revocable Trust and the Malone Family Land Preservation Foundation, each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. The Trusts hold 10,868 shares of Series B Common Stock as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 19, 2023

/s/ John C. Malone
John C. Malone